EXHIBIT A
TO
ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
CUSTOMERS BANCORP, INC.

Article FIFTH, paragraph A of the Articles of Incorporation of Customers Bancorp, Inc. is hereby amended and restated in its entirety to read:

FIFTH.	A. Authorized Shares. The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 300,000,000 shares, divided into three classes consisting of:

(a)	100,000,000 shares of common stock, $1.00 par value per share (“Common Stock”);
(b)
100,000,000 shares of Class B Non-Voting Common Stock with the rights, designations, preferences and limitations provided more fully in Sub-Article B of this Article below (“Class B Non-Voting Common Stock”); and

(c)
100,000,000 shares of preferred stock, having such par value, or no par value, as the board of directors shall fix and determine as provided in Article SIXTH below or as may be permitted by applicable law (“Preferred Stock”).